By this letter, Alberich, LLLP (the "Issuer"), makes application to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing due to a technical limitation.

Unfortunately, EDGAR does not yet have the technical capability to accept Regulation A offering statements under the Securities Act of 1933.

EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system, performs automated collection, validation, indexing, acceptance, and forwarding of submissions by companies and others who are required by law to file forms with the U.S. Securities and Exchange Commission (SEC). Its primary purpose is to increase the efficiency and fairness of the securities market for the benefit of investors, corporations, and the economy by accelerating the receipt, acceptance, dissemination, and analysis of time-sensitive corporate information filed with the agency.
Alberich is required to, and retains the right to refile with the Commission using paper.

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